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                                October 28, 2022

       Gast  n Paladini
       Chief Executive Officer
       Moolec Science SA
       17, Boulevard F.W. Raiffeisen
       L-2411 Luxembourg,
       Grand Duchy of Luxembourg

                                                        Re: Moolec Science SA
                                                            Registration
Statement on Form F-4
                                                            Filed on October
17, 2022
                                                            File No. 333-267912

       Dear Gast  n Paladini:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-4 filed October 17, 2022

       Unaudited Pro Form Combined Financial Information, page 82

   1. We note your agreements provide that "EarlyBird" shall received cash fees at the point the transactions are
consummated and share fees within roughly 6 months of the anniversary of the closing. It
appears you should include pro forma adjustments for these agreements in your pro forma
financial information, or otherwise please explain to us why you believe these amounts should
not be reflected in your presentation.
       MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS, page 130

   2. We note that you have filed a short-form tax opinion as Exhibit 8.1. Please therefore revise the tax
disclosure in the prospectus to state clearly that the disclosure in the tax
 Gast  n Paladini
Moolec Science SA
October 28, 2022
Page 2
         consequences section of the prospectus is the opinion of the named counsel. Please refer to Section III.B.2. of Staff Legal Bulletin No. 19 for more information. In addition, please file a final, executed, version of Exhibit 8.1 in a pre-effective amendment to the registration statement.
General

3. We note that the SPAC Sponsor and affiliates of Moolec Science have announced their intention to potentially purchase SPAC securities from redeeming stockholders to ensure the minimum cash amount is met. Please provide your analysis on how such purchases comply with Rule 14e-5.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Kevin Stertzel at (202) 551-3723 or Melissa Gilmore at
(202) 551-
3777 if you have questions regarding comments on the financial statements and related matters.
Please contact Bradley Ecker at (202) 551-4985 or Erin Purnell at (202) 551-3454 with any other questions.



FirstName LastNameGast  n Paladini                              Sincerely,
Comapany NameMoolec Science SA
                                                               Division of
Corporation Finance
October 28, 2022 Page 2                                        Office of
Manufacturing
FirstName LastName